

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Mr. T. Gaylon Layfield, III
President and Chief Executive Officer
Xenith Bankshares, Inc.
One James Center
901 East Cary Street, Suite 1700
Richmond, Virginia 23219

Re: Xenith Bankshares, Inc.
**   Amendment No. 2 to Registration Statement on Form S-1**
**   Filed March 2, 2011**
**   File No. 333-170836**

Dear Mr. Layfield:

    We have reviewed your amended registration statement and response letter dated March 2, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Failure to implement our business strategies could materially and adversely affect us…, page 15

1.   We note your disclosure that BankCap Partners committed to the Federal Reserve that the Bank would operate within the parameters of your business plan until December 22, 2012. Please revise to further describe the potential risks if the Bank is unable to maintain compliance with the plan or needs to seek the approval of the Federal Reserve to make any material changes.

<u>Our common stock is subordinate to our existing and future indebtedness…, page 29</u>

2.   Please revise your disclosure in this section to state that you have applied to participate in the small business lending fund. Also disclose the amount that you have applied for in this section and on page 65.

        Please contact Erin Magnor Purnell at (202) 551-3454 or me at (202) 551-3366 with any questions.

                                        Sincerely,

                                        Michael Seaman
                                        Special Counsel

cc.   (facsimile only)
           W. Lake Taylor, Jr., Esq.
           Hunton & Williams LLP
           (804) 788-8218